UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

City of Buenos Aires, August 28, 2020

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. – - Call for Ordinary General
Shareholders' Meeting to be held on September 30, 2020.

Dear Sirs,

We are writing to you in order to comply with the provisions of subparagraph a) of Section 4 of Chapter II, Title II of the Rules of the National Securities Commission (2013 revised version).

In this regard, we inform that the directors at the meeting of the Board of Directors of LOMA NEGRA C.I.A.S.A. held today decided to call an Ordinary General Shareholders' Meeting to be held on September 30, 2020 at 10:00 a.m. on the first call and for the same day at 12:00 noon on second call, at Boulevard Cecilia Grierson 355, 4th floor, City of Buenos Aires.

The Shareholders' Meeting has been called to consider the proposal made by the Board of Directors to use all of the funds in the Reserve for Future Dividends and part of the funds in the Optional Reserve for the payment of dividends up to ARS 2,400,000,000.

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 28, 2020	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer